

Mail Stop 3720

April 8, 2010

Mr. Joseph Euteneuer
Executive Vice President and Chief Financial Officer
Qwest Communications International Inc.
1801 California Street
Denver, CO 80202

> **RE:** **Qwest Communications International Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 6, 2010**
> **Definitive Proxy Statement**
> **Filed March 17, 2010**
> **File No. 001-15577**

Dear Mr. Euteneuer:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

/s Paul Fischer, for
Larry Spirgel
Assistant Director